'PUBLIC'

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 AND ENDING 12/31/2020
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WESTPORT FINANCIAL SERVICES, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

3001 SUMMER STREET, FLOOR 3
(No. and Street)

STAMFORD　　　　　　CONNECTICUT　　　　06905
(City)　　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEANNE R. HELLER　　　　　　　　　　　　　　　(203) 653-2432
　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUM SMITH+BROWN, PC
(Name – *if individual, state last, first, middle name*)

1411 BROADWAY, 9TH FLOOR　NEW YORK　　NEW YORK　10018
(Address)　　　　　　　　(City)　　　　(State)　　(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, **JEANNE R. HELLER**_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
WESTPORT FINANCIAL SERVICES, LLC_____ , as

of **DECEMBER 31,**_____ , 20**20**_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Jeanne K Heller
Signature

PRESIDENT_____
Title

Lori Dufour
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Westport Financial Services, L.L.C.
(A Wholly Owned Subsidiary of Willis Towers Watson Public Limited Co.)

Statement of Financial Condition
December 31, 2020

Westport Financial Services, L.L.C.

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Westport Financial Services, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Westport Financial Services, L.L.C. (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

New York, NY

February 19, 2021

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 **T** (212) 751 9100 **F** (212) 750 3262 **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Westport Financial Services, L.L.C.

Statement of Financial Condition
December 31, 2020

ASSETS	
Cash	$1,454,058
Commissions receivable	371,334
Prepaid expenses	20,964
Receivable from Parent	329,196
TOTAL ASSETS	**$2,175,552**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Commissions payable	$338,658
Deferred compensation liability	23,727
TOTAL LIABILITIES	362,385
MEMBER'S EQUITY	1,813,167
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$2,175,552**

The accompanying notes are an integral part of these financial statements.

Westport Financial Services, L.L.C.

Notes to Financial Statements
December 31, 2020

1.	**Organization**	Westport Financial Services, L.L.C. (the "Company") is wholly owned by Westport HRH, L.L.C., which is owned by Willis North America Inc. (together the "Parent"). The Company is a limited liability company formed under the Delaware Limited Liability Company Act. The Company is a broker-dealer registered with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is licensed to provide for the sale of variable annuities, individual variable life, variable corporate-owned life insurance, variable bank-owned life insurance and mutual funds.
2.	**Significant Accounting Policies**	*Basis of Presentation* The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The statement of financial condition represents the operating assets and liabilities of the Company. All revenues and expenses in the statement of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity. *Risks and Uncertainties Related to the COVID-19 Pandemic* The COVID-19 pandemic has had an adverse impact on global commercial activity, including the global supply chain, and has contributed to significant volatility in the financial markets including, among other effects, occasional declines in the equity markets, changes in interest rates and reduced liquidity on a global basis. To date, we have concluded that the COVID-19 pandemic negatively impacted our revenue growth but did not have a material in impact on our overall results.

Westport Financial Services, L.L.C.

Notes to Financial Statements
December 31, 2020

Cash

The Company maintains its cash balance in a bank account with one financial institution. At various times throughout the year, the Company maintained cash balances in excess of Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses on such accounts.

2. **Significant Accounting Policies (continued)**

Income Taxes

The Company's owner, the Parent, is required to take into account each item of the Company's income, gain, loss, deduction, and credit for the taxable year. The policy of the Parent is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to the consolidated taxable income for financial reporting purposes. This allocation results in a distribution to the Parent in lieu of reporting the tax in the Company's financial statements using the separate return basis method. This allocation method has not changed since the prior year. The Parent allocated a tax expense of $881 for the year ended December 31, 2020. The Company is a single member LLC that has not elected to be treated as a corporation and accordingly is not subject to United States federal income tax at the entity level, but is subject to limited state income taxes. The Company therefore does not recognize the allocated tax expense from the Parent as there is no formal tax sharing agreement with this member.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Westport Financial Services, L.L.C.

Notes to Financial Statements
December 31, 2020

Recent Accounting Pronouncements

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Due to the nature of the Company's receivables and revenue streams, the Company expects that the accounting for the estimated credit losses will not be impactful to their overall financial statement. There was no effect on opening member's equity upon adoption on January 1, 2020.

3. **Revenue from Contracts with Customers**

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

As of December 31, 2020 the Company had an accounts receivable of $371,334. There were no accounts receivable at January 1, 2020 and no contract assets or contract liabilities at January 1, 2020 or December 31, 2020.

Westport Financial Services, L.L.C.

Notes to Financial Statements
December 31, 2020

3.   **Revenue from Contract with Customers (continued)**

Significant Judgment(s)

Revenue from contracts with customers includes insurance commissions. The recognition and measurement of revenue is based on contractual terms with the insurance carrier. Significant judgment is required to determine the commission amount which is often asset-based; whether constraints on variable consideration should be applied due to uncertain future events; and the timing of new case revenue recognition as performance obligations continue until commissions are received and processed by the carrier.

Insurance Commissions

The principle sources of revenue are first year and renewal commissions on Private Placement Variable Universal Life. The Company may receive commissions paid by the carrier at the inception of the policy or over time for as long as the policy remains active. The Company believes that its sole performance obligation is the sale of new policies and as such its obligation is fulfilled on the date of issuance. Any initial commissions are known, fixed amounts and are recognized on the issuance date. Periodic renewal commissions are variable amounts and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved (typically, at a point in time that cannot be determined in advance due to the determination of a policy asset value). These amounts are recognized monthly, quarterly, or annually, depending upon the terms of the specific agreement. The uncertainty of these variable amounts is dependent on the value of assets at future points in time and are influenced by market conditions.

Costs to Obtain a Contract with a Customer

The Company incurs costs to obtain revenue contracts with its customers, such as commission expenses paid for obtaining new contracts. The Company applies the practical expedient to these incremental costs and expenses the costs of obtaining a contract when incurred.

4.	**Related-Party Transactions**	*Allocated expenses* The Parent provides the Company with management office space, accounting, and recordkeeping services and allocates these costs to the Company. The Company recorded $307,479 of allocated management and administration expense for the year ended December 31, 2020. At December 31, 2020, the Company recorded a receivable of $329,196 to the Parent for allocated management and accounting services. Income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). The Company made a distribution to the Parent of $881 on January 21, 2021. *Deferred Compensation Plan* The Parent maintains a deferred compensation plan (the "Plan") for the benefit of employees. The Plan is funded at the discretion of employees, as defined in the Plan. The Company accrues amounts due to its employees under the Plan. As of December 31, 2020, the liability was $23,727. The offsetting assets are included in receivable from the Parent. The Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company operated as an unaffiliated company.
5.	**Concentrations**	For the year ended December 31, 2020, the Company had commission income from the product of one insurance carrier that accounted for approximately 86% of total commission income. In addition, for the year ended December 31, 2020, approximately 99% of total commission income, and 99% of total commission expenses, was generated through one third party representative's book of business.
6.	**Exemption from Rule 15c3-3**	The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Westport Financial Services, L.L.C.

Notes to Financial Statements
December 31, 2020

7. **Net Capital Requirement**   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and is required to maintain a minimum amount of regulatory net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital would exceed 10 to 1. At December 31, 2020, the Company had net capital of $1,425,875 which was $1,401,716 in excess of its minimum net capital requirement of $24,159.